Silverton Adventures, Inc.

6283-B south Valley View Boulevard

Las Vegas, Nevada 89118

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Lyn Shenk

In response to the comment letter dated March 4, 2014 please note the following:

Form 10-Q for Quarter Ended September 30, 2013

Exhibit 31.1 and Exhibit 31.2

1.

We note that your 302 Certifications are missing a portion of the introduction language in paragraph 4 and bullet point 4(b). Please amend this filing to provide the 302 certifications exactly as required by Item 601 B (31) of Regulation S-K.

Response: filing amended to provide missing introduction language.

Exhibit 32.1

2. We note your certificate currently refers to a nine month period ended September 30, 2013. Please amend this certificate to properly refer to the quarter ended September 30, 2013.

Response: filing amended to provide properly refer to the quarter ended September 30, 2013.

Form 10-Q for Quarter Ended December 31, 2013

Item 4. Controls and Procedures, page 23

3. Please amend your filing to remove the second set of conclusions regarding the effectiveness of disclosure controls and procedures because you cannot have two different conclusions nor can you conclude separately on each portions of the definition of disclosure controls and procedures.

Response: filing amended to remove the second set of conclusions regarding the effectiveness of disclosure controls and procedures.

Exhibit 31.1 and Exhibit 31.2

4. We note that your 302 Certifications are missing a portion of the introduction language in paragraph 4 and bullet point 4(b). Please amend this filing to provide the 302 certifications exactly as required by Item 601 B (31) of Regulation S-K.

Response: filing amended to provide the 302 certifications exactly as required.

Exhibit 32.1

5. We note your certificate currently refers to a nine month period ended December 31, 2013. Please amend this certificate to properly refer to the quarter ended December 31, 2013.

Response: certificate amended to properly refer to the quarter ended December 31, 2013.

We acknowledge the following: Our company is responsible for the adequacy and accuracy of the disclosure in the filing;  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ron Miller

President and Chief Executive Officer